July 26, 2012	Alan M. Knoll (212) 506-5077 alanknoll@orrick.com

By Hand Delivery

Ms. Katherine W. Hsu
Chief, Office of Structured Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 30628
Washington, DC 20549

Re:	Dryrock Funding LLC (Barclays Bank Delaware) Registration Statement on Form S-3 Filed June 13, 2012 (No. 333-182087) Response to Comment Letter dated July 9, 2012

Dear Ms. Hsu:

On behalf of Barclays Bank Delaware (“BBD”) (the sponsor and sole equity owner of Dryrock Funding LLC (“Dryrock Funding”), as the depositor and beneficial owner of the Dryrock Issuance Trust (the “Trust”), as the issuing entity), this letter responds to your letter dated July 9, 2012 (the “Comment Letter”), providing comments on the Registration Statement on Form S-3 (the “Registration Statement”) submitted on June 13, 2012, by BBD.

For your convenience, each of your comments has been reproduced below, followed by BBD’s response.  Enclosed with this letter is Amendment No. 1 to the Registration Statement on Form S-3 (“Amendment No. 1”), dated July 26, 2012, marked to show all changes to the Registration Statement as filed on June 13, 2012.

All capitalized terms defined in the prospectus and used in the following responses without definition, have the meanings specified in Amendment No. 1.  Page numbers in the headings refer to page numbers in the Registration Statement and page numbers in the text of our responses refer to page numbers in Amendment No. 1.

General

Comment 1:	Please confirm that all material terms to be included in the finalized agreements will be disclosed in the final Rule 424(b) prospectus, and that finalized agreements will be filed at the time of each takedown. Refer to Item 1100(f) of Regulation AB.

Ms. Katherine W. Hsu
July 26, 2012

Response:	BBD confirms that all material terms to be included in the finalized agreements will be disclosed in the final Rule 424(b) prospectus, and that finalized agreements will be filed at the time of each takedown in accordance with Item 1100(f) of Regulation AB.

Comment 2:	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response:	BBD confirms that it will file unqualified legal and tax opinions at the time of each takedown.

Comment 3:	Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets not previously described, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response:	BBD notes your comment and confirms that the base prospectus includes all assets, credit enhancements and other structural features reasonably contemplated to be included in an actual takedown.

Base Prospectus Credit Enhancement, page 9 Derivative Agreements, page 56

Comment 4:	We note that you indicate that the “notes may have the benefit of one or more derivative agreements, including interest rate or currency swaps” and the “notes may have the benefit of one or more derivative agreements, which may be a currency swap or interest rate swap.” Please confirm that derivatives will be limited to interest rate and currency swaps and revise the disclosure to clarify this point, as appropriate. Please refer to Item 1115 of Regulation AB.

Response:	In response to Comment 4, the disclosure has been revised on pages 9 and 57, respectively, of the base prospectus, and BBD confirms that derivatives will be limited to those explicitly enumerated in the base prospectus.

Ms. Katherine W. Hsu
July 26, 2012

BBD’s Credit Card Business, Underwriting and Account Management Procedures, page 32 Sources of Funds to Pay the Notes, General, page 49

Comment 5:	We note that with respect to portfolio purchases, purchased accounts “may not have been subject to similar underwriting process as accounts originated by BBD.” Please provide bracketed disclosure regarding how the purchased accounts deviate from BBD’s disclosed underwriting criteria and a description of BBD’s “performance expectations” or other selection criteria that BBD uses when purchasing those portfolios. In addition, please provide bracketed disclosure for the data on the amount and characteristics of those assets that did not meet the disclosed standards and other disclosure regarding those assets as required by Item 1111(a)(8) of Regulation AB.

Response:	In response to Comment 5, page 32 of the base prospectus has been revised. The intent of the revised disclosure is to provide a description of BBD’s performance expectations, explain how BBD’s process for acquiring portfolios is designed to identify portfolios for purchase that it believes were subject to underwriting criteria similar to BBD’s, and to indicate that BBD has mechanics in place to address differences that require resolution. With respect to the statement referenced above from pages 49–50 of the base prospectus, because this statement is forward looking and because disclosure related thereto would necessarily be based on facts and circumstances existing at the time of issuance, BBD is unable to formulate reasonable disclosure at this point in time. However, BBD confirms that it will provide data on the amount and characteristics of any assets that do not meet the disclosed underwriting standards, as and when appropriate, in accordance with Item 1111(a)(8) of Regulation AB.

Sources of Funds to Pay the Notes, General, page 49 Addition of Assets, page 53

Comment 6:	We note that accounts are sold directly into and removed directly from the issuing entity, which you refer to as an issuance trust. In many issuance trust structures, the underlying asset is a security issued by a related master trust. Please supplementally confirm that none of the assets of the issuing entity will be subject to registration pursuant to Rule 190.

Response:	None of the assets sold to the issuing entity are securities issued by a related master trust, and therefore BBD confirms that unlike certain other issuance trust structures, none of the assets of the issuing entity are subject to registration pursuant to Rule 190 of the Securities Act.

Ms. Katherine W. Hsu
July 26, 2012

Addition of Assets, page 52

Comment 7:	We note that Additional Accounts purchased by the issuing entity in subsequent transactions, “may have characteristics, terms and conditions that are different from those of the Receivables initially included in the issuing entity and may be of different credit quality due to differences in underwriting criteria and payment terms. The pertinent characteristics of the Receivables in the issuing entity are described in the related prospectus supplement.” Please provide bracketed disclosure with respect to the differences between the underwriting criteria for Additional Accounts and the underwriting criteria for the accounts already included in the issuing entity’s Portfolio. Please refer to Item 1111(g)(7) of Regulation AB.

Response:	With respect to the statement referenced above, because this statement is forward looking and because disclosure related thereto would necessarily be based on facts and circumstances existing at the time of issuance, BBD is unable to formulate reasonable disclosure at this point in time. However, BBD confirms that it will provide disclosure with respect to differences between the underwriting criteria for Additional Accounts and the underwriting criteria for the accounts already included in the issuing entity’s Portfolio, as and when appropriate, in accordance with Item 1111(g)(7) of Regulation AB.

Representations, Warranties and Reassignment of Assets, Additional Representations and Warranties in the Prospectus Supplement, page 59

Comment 8	We note your statement here that the indenture trustee will not review the receivables. Given your disclosure regarding the review required by Rule 193 under the Securities Act, please clarify here (and in the base prospectus if appropriate) that while the trustee will not perform such a review, what review will be performed by the depositor/issuer. It may be appropriate to add a cross-reference to where you provide the relevant disclosure regarding such review.

Response:	In response to comment 8, page 60 of the base prospectus has been revised to clarify that while the trustee will not perform such a review, that a review has been performed by BBD and its affiliates.

Issuing Entity’s Annual Compliance Statement, page 74

Comment 9:	Please provide additional disclosure to clarify the content of the annual compliance statement.

Ms. Katherine W. Hsu
July 26, 2012

Response:	In response to Comment 9, page 75 of the base prospectus has been revised. BBD confirms that the disclosure reflects the content of the annual compliance statement to be delivered to the indenture trustee, as well as the underlying covenant set forth in the indenture.

Prospectus Supplement Risk Factors, page S-12

Comment 10:	We note that the prospectus supplement includes a single bracketed risk factor. Please review your risk factors and confirm that they include the most significant factors that make an offering speculative or risky and that, if appropriate, additional factors that make an offering speculative or risky will be added to the prospectus supplement. Please refer to Item 503(c) of Regulation S-K. In particular, consider whether to add risk factors to address recent news regarding Barclays, if appropriate.

Response:	In response to Comment 10, risk factors have been added to the prospectus supplement, and BBD confirms that the risk factors in both the base prospectus and the prospectus supplement include the most significant factors that make an offering speculative or risky. BBD considered whether a risk factor regarding the recent news about Barclays was necessary, but concluded that since such events do not impact the performance of the asset pool or the ability of any party associated with the platform to perform their duties under the Transaction Documents, adding such a risk factor was not appropriate.

Ms. Katherine W. Hsu
July 26, 2012

If you have any questions regarding this response letter, please do not hesitate to contact me at (212) 506-5077.

Very truly yours, /s/ Alan Knoll Alan M. Knoll

Enclosures

cc:	David Beaning, Securities and Exchange Commission
Clinton Walker, Barclays Bank Delaware
Yasser Rezvi, Dryrock Funding LLC
Deepesh Jain, Barclays Bank Delaware
Dianne Stoddard, Orrick, Herrington & Sutcliffe LLP
David Ridenour, Orrick, Herrington & Sutcliffe LLP